Exhibit 99.1

Press Release

Sanofi successfully prices 2.3 billion of bond issue

Paris, April 24, 2026 - Sanofi announces that it has successfully priced its offering of €2.3 billion of notes across 3 tranches:

-	€1,000 million fixed-rate notes, due May 2029, bearing interest at an annual rate of 3.000%
-	€650 million fixed-rate notes, due May 2033, bearing interest at an annual rate of 3.375%
-	€650 million fixed-rate notes, due May 2037, bearing interest at an annual rate of 3.750%

The notes are being issued under Sanofi’s Euro Medium Term Note programme.

Sanofi intends to use the net proceeds of the offering for general corporate purposes.

The transaction has been led by Citigroup, HSBC, and J.P. Morgan as global coordinators, and Credit Agricole CIB, Deutsche Bank, RBC Capital Markets, and Unicredit, all as joint lead managers.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 420 926 6780 | ekaterina.pesheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen | + 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | + 1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This is neither an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129 of June 14, 2017 (as amended, the “Prospectus Regulation”), nor a prospectus within the meaning of the Public Offers and Admissions to Trading Regulations 2024, and has not been approved, filed, or reviewed by any regulatory authority of the EEA or the United Kingdom.

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

PROHIBITION OF SALES TO EUROPEAN ECONOMIC AREA (“EEA”) RETAIL INVESTORS – The Notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors (as defined above) in the EEA has been or will be prepared and therefore offering or selling the Notes or otherwise making them available to any such retail investor in the EEA may be unlawful under the PRIIPS Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM (“UK”) RETAIL INVESTORS –The Notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors (as defined above) in the UK has been or will be prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) persons in the United Kingdom who have professional experience in matters related to investments and who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notes have only been offered or sold and will only be offered or sold, directly or indirectly, in France to qualified investors (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of the Prospectus Regulation, and the Base Prospectus, any Final Terms or any other offering material relating to the Notes have only been distributed or caused to be distributed and will only be distributed or caused to be distributed in France to such qualified investors.

Sanofi forward-looking statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” or the negative of these, and similar expressions are intended to identify forward-looking statements.

Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the U.S Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation; trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markest Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025, or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements contained herein.